UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
Under The Securities Exchange Act of 1934
(Amendment No. 5)*

AEP Industries, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

001031103
(CUSIP Number)

Daniel Khoshaba, Managing Member KSA Capital Management, LLC 4 Essex Avenue, 4th Floor Bernardsville, New Jersey 07924 Tel: +1 (908) 766 - 3331
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

KSA Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

926,140

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

926,140

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
926,140

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%

14.	TYPE OF REPORTING PERSON*

OO, IA

CUSIP No.	001031103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Khoshaba

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

926,140

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	[_]

926,140

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
926,140

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.1%

14.	TYPE OF REPORTING PERSON*

IN, HC

CUSIP No.	001031103

Item 1.	Security and Issuer.

No material change from the Schedule 13D filed on August 9, 2010.

Item 2.	Identity and Background.

No material change from the Schedule 13D filed on August 9, 2010.

Item 3.	Source and Amount of Funds or Other Consideration.

No material change from the Schedule 13D filed on August 9, 2010.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired their Shares of the Issuer for investment purposes.  The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

The Reporting Persons believe that value of the Issuer’s shares does not accurately reflect the value of the underlying business and the Reporting Persons believe that the Issuer’s board of directors should take steps to maximize shareholder value.

In particular, the Reporting Persons believe that the Issuer being taken private is the most effective way to maximize shareholder value.  Daniel D. Khoshaba spoke with Paul M. Feeney, the Chief Financial Officer of the Issuer, on May 12, 2011 and raised the possibility of the Reporting Persons working with the Issuer to pursue such a transaction.  The Reporting Persons are hopeful that the Issuer’s board of directors will be open to further discussions regarding transactions that would result in the Issuer being taken private.

The Reporting Persons also reserve the right to discuss other alternatives to maximize shareholder value with the Issuer’s management and board of directors, other shareholders and third parties.

The Reporting Persons may sell a significant portion of their shares to a third party, particularly if the Reporting Persons believe that the third party has a plan to maximize shareholder value.

Except as set forth above, the Reporting Persons have no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a,  b)

As of the date hereof, KSA Capital Management may be deemed to be the beneficial owner of 926,140 Shares, constituting 15.1% of the Shares of the Issuer, based upon the 6,137,196 Shares outstanding based on information provided in the Issuer’s most recently filed Form 10-Q.

KSA Capital Management has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 926,140 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 926,140 Shares.

KSA Capital Management specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

As of the date hereof, Daniel Khoshaba may be deemed to be the beneficial owner of 926,140 Shares, constituting 15.1% of the Shares of the Issuer, based upon the 6,137,196 Shares outstanding based on information provided in the Issuer’s most recently filed Form 10-Q.

Daniel Khoshaba has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 926,140 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 926,140 Shares.

Daniel Khoshaba specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

(c)

The Reporting Persons have not purchased or sold any Shares in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under the Purchase Agreement entered into by the Issuer and KSA Capital Management, certain affiliates of KSA Capital Management and Mr. Khoshaba (collectively, the “KSA Investors”) on August 5, 2010, KSA Capital agreed that during the period beginning on August 5, 2010 and ending on the date of the Issuer's 2011 Annual Meeting of Stockholders, or any adjournment or postponement thereof (the "2011 Annual Meeting"), none of the KSA Investors would acquire, offer or propose to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, (i) any shares of the Issuer and any other securities of the Issuer entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for, securities of the Issuer entitled to vote in the election of directors, whether or not subject to the passage of time or other contingencies (collectively, the "Voting Securities"), or (ii) direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) additional Voting Securities.

The Purchase Agreement also amended the Letter Agreement (the "Letter Agreement"), dated February 12, 2010, between the KSA Investors and the Issuer to provide that the standstill restrictions and voting agreement would continue to apply to the KSA Investors through the date of the 2011 Annual Meeting as if Mr. Khoshaba were one of the Issuer's nominees for director at the 2011 Annual Meeting and continued to serve on the Board through the date that is one day after the date of the 2011 Annual Meeting.  The standstill provisions provided, among other things, that in connection with the 2011 Annual Meeting, the KSA Investors would not (a) engage in or in any way participate in a solicitation of proxies or consents with respect to the Issuer, (b) initiate any shareholder proposals, (c) control or seek to control, or influence or seek to influence, the management, the Board or the policies of the Issuer, and (d) have any discussions or communications, or enter into any arrangements, understanding or agreements (whether written or oral), with, or advise, finance, assist or encourage, any other person in connection with any of the foregoing.  The voting agreement provided that the KSA Investors will vote for and publicly support and recommend the board of directors of the issuer's slate of nominees for director at the 2011 Annual Meeting.

The 2011 Annual Meeting was held on April 12, 2011 and the KSA Investors are no longer subject to any standstill restrictions or any voting agreement pursuant to any agreements with the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to File Jointly

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 13, 2011
(Date)

/s/ Daniel Khoshaba
(Signature)

KSA Capital Management, LLC Daniel Khoshaba, Managing Member
(Name/Title)

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT A

AGREEMENT

The undersigned agree that this Schedule 13D dated May 13, 2011, relating to the Common Stock, par value $0.01 per share of AEP Industries, Inc., shall be filed on behalf of the undersigned.

KSA Capital Management, LLC
By:           Daniel Khoshaba, Managing Member

By: /s/ Daniel Khoshaba

/s/ Daniel Khoshaba
Daniel Khoshaba

SK 21884 0001 1122249